Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-252073 and 333-249558
PROSPECTUS SUPPLEMENT NOS. 9 AND 8
(to Prospectuses dated June 25, 2021 and June 25, 2021)

Clover Health Investments, Corp.
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This prospectus supplement updates and supplements the prospectuses dated June 25, 2021 and June 25, 2021 (the "Prospectuses"), which form a part of our registration statements on Form S-1 (No. 333-252073 and 333-249558, respectively) (the “Registration Statements”). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on January 19, 2022 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “CLOV.” On January 18, 2022, the last reported sales price of our Class A common stock was $2.88 per share.
This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in either of the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.
This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectuses.
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Investing in our securities involves risks. See the section entitled “Risk Factors” in each of the Prospectuses, and under similar headings in any further amendments or supplements to the Prospectuses, to read about factors you should consider before buying our securities.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectuses is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is January 19, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 13, 2022

CLOVER HEALTH INVESTMENTS, CORP.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39252	98-1515192
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

3401 Mallory Lane, Suite 210
Franklin, Tennessee	37607
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (201) 432-2133

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Trading
Title of each class	Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	CLOV	The NASDAQ Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 19, 2022, Clover Health Investments, Corp. (the “Company”) announced that Gia Lee, the Company’s General Counsel, will be stepping down as an officer of the Company today. Ms. Lee noted to the Company that her departure is not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Vivek Garipalli, CEO of Clover Health, commented, “Gia has been a true asset to the company and a true partner to the leadership team. Her wisdom, selflessness, and integrity have resonated throughout the company and furthered our mission to improve every life. She has been a truly staunch defender and protector, and she leaves with our sincere thanks, our friendship, and our very best wishes for the future.”

Effective on January 19, 2022, and until a permanent replacement for Ms. Lee has been named, Karen Soares, the Company’s Deputy General Counsel, will serve as the Company’s Interim General Counsel. The Company has initiated a search for a permanent replacement.

The Company entered into a Separation Agreement with Ms. Lee, dated January 19, 2022 (the “Separation Agreement”), pursuant to which Ms. Lee will receive certain payments in connection with her departure and has agreed to provide consulting services as reasonably requested by the Company for twelve (12) months following the Separation Date (the “Consulting Period”). Under the terms of the Separation Agreement, subject to the delivery and non-revocation of a release of claims in favor of the Company and other customary provisions, the Company has agreed to pay Ms. Lee a lump sum consisting of: (i) $520,000, an amount equivalent to the sum of 12 months of her current base salary plus the Prior Year Bonus (as defined below); (ii) $120,000, in lieu of payment of her bonus for the 2021 calendar year (the “Prior Year Bonus”); and (iii) $700,000, an amount representing a special cash bonus in recognition of the services that Ms. Lee provided to the Company in connection with the de-SPAC transaction completed on January 7, 2021.

In addition, during the Consulting Period, Ms. Lee will receive a fee of $10,000 per month for her services and will continue to vest in her previously granted stock options to purchase shares of the Company’s common stock pursuant to the Company’s Amended and Restated 2014 Equity Incentive Plan (the “Plan”), subject to her continued service to the Company through the applicable vesting dates during the Consulting Period. The foregoing options will remain subject to the terms and conditions of the applicable Plan documents. Ms. Lee may terminate the Consulting Period at any time without prior notice. The Company may also terminate the Consulting Period without prior notice for Good Cause (as defined in the Separation Agreement). If Ms. Lee terminates the consulting relationship more than 180 calendar days after the Separation Date, in connection with the acceptance of employment with an entity that is not considered a Restricted Entity (as defined in the Separation Agreement), then: (a) the Company will make a lump sum payment in an amount equal to the sum of any remaining monthly fees that Ms. Lee otherwise would have received if the Consulting Period had continued for the full twelve (12) months following the Separation Date; and (b) all of Ms. Lee’s then-unvested stock options that are otherwise eligible to vest during the full twelve (12) month Consulting Period will accelerate and become immediately vested as of the date of the termination of the Separation Agreement.

The foregoing summary of the Separation Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Separation Agreement, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ending December 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Clover Health Investments, Corp.

Date:	January 19, 2022	By:	/s/ Mark C. Herbers
		Name:	Mark C. Herbers
		Title:	Interim Chief Financial Officer